May 29, 2024

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549-6010

Attn: Sarah Sidwell

          Evan Ewing

Re:	RMG Acquisition Corp. III
Request for Withdrawal of Registration Statement on Form S-4
Registration No. 333-273150

Dear Ms. Sidwell and Mr. Ewing:

On July 6, 2023, RMG Acquisition Corp. III (the “Company”) initially filed Registration Statement No. 333-273150 on Form S-4 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. The Company is seeking withdrawal of the Registration Statement because it no longer plans to proceed with the business combination contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold under the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please direct any questions or comments regarding this correspondence to our counsel, David Allinson of Latham & Watkins LLP, at (212) 906-1200.

Thank you for your assistance in this matter.

Very truly yours,

RMG ACQUISITION CORP. III

/s/ Robert S. Mancini Name: Robert S. Mancini
Title: Chief Executive Officer and Chairman

cc:	Philip Kassin, Company

Om Pandya, Esq., Latham & Watkins LLP